Balance Sheet

PARKIT CO.

As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1001 Morgan Stanley - Checking x8006	150,146.02
1005 Chase Platinum Checking (x7798)	326,285.55
1099 Bill.com Money Out Clearing	2,000.00
PARKIT SVGS SEW -0108	2,783.46
Total for Bank Accounts	**$481,215.03**
Accounts Receivable	
1100 Accounts Receivable (A/R)	307,755.52
Total for Accounts Receivable	**$307,755.52**
Other Current Assets	
1101 AR - Direct To Consumer	96,920.02
1102 PayPal	72.52
1198 Investments - High Yield Savings Account (Held by Advisor)	26,750.20
1199 Inventory Deposits / In Transit	168,993.01
1200 Inventory	0
1201 Inventory Purchased	5,214,390.89
1202 Inventory Sold	-5,000,636.25
Total for 1200 Inventory	**$213,754.64**
1209 Uncategorized Asset	
1295 Undeposited Funds	2,597.79
1300 Prepaid Expenses - Freight	121,378.75
Total for Other Current Assets	**$630,466.93**
Total for Current Assets	**$1,419,437.48**
Fixed Assets	
1310 Chair Mold and Tooling	105,026.59
1320 Accumulated Depreciation	-38,475.00
1400 Vehicles	$18,204.83
1410 Accumulated Depreciation - Vehicles	-5,157.97
Total for 1400 Vehicles	**$13,046.86**
Total for Fixed Assets	**$79,598.45**
Other Assets	
Total for Assets	**$1,499,035.93**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	51,754.42

Balance Sheet

PARKIT CO.

As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Accounts Payable	**$51,754.42**
Credit Cards	
2101 AMEX BB-CASH (x2004)	26.20
2102 AMEX BB-PLUS (x1003)	43,397.72
2103 AMEX GOLD (x1001)	165,899.40
2104 AMEX BUS PLAT x1002	14,005.88
2111 CHASE INK - CASH	8,753.75
2131 MORGAN STANLEY LAL x3612	
2141 CHASE BUS. LOC 94001	150,042.47
2151 CHASE BUS - PRKT - 5319	36,418.34
Total for Credit Cards	**$418,543.76**
Other Current Liabilities	
2200 Accrued Expenses	
2210 California Department of Tax and Fee Administration Payable	15,722.01
2220 Out Of Scope Agency Payable	
2230 Sales Tax Payable	76,355.43
2240 Colorado Department of Revenue Payable	88.61
2241 Colorado, Greenwood Village Payable	62.54
2250 Virginia Department of Taxation Payable	
2300 Payroll Liabilities	$63.00
2301 CA PIT / SDI	
2302 CA SUI / ETT	-63.01
2311 Federal Taxes (941/944)	
2312 Federal Unemployment (940)	-63.00
Total for 2300 Payroll Liabilities	**-$63.01**
2310 Direct Deposit Payable	
2320 Duty Variance	
2330 Freight Variance	
2402 Pre-Orders - Crowdfunding	
2403 Pre-Orders - D2C	181,668.82
2406 Pre-Orders - Wholesale	
2408 Pre-Orders - Distributor	
2409 Pre-Orders - Corporate	73,319.00
2410 Loan Payable - Clear Banc	
2411 Loan Payable - SEW	
2412 Loans Payable - Beacon	-80,593.60
2505 Loan - Ardavan Sobhani	
North Carolina Department of Revenue Payable	4,594.82
Washington State Department of Revenue Payable	
Total for Other Current Liabilities	**$271,154.62**
Total for Current Liabilities	**$741,452.80**

Balance Sheet

PARKIT CO.

As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
2500 Other Long Term Liabilities	0
2501 F&F Loan - KWW	
2502 F&F Loan - AWW	
2503 Loan - SBA Finance	182,602.61
2504 Loan - Intuit Financing	-99.42
2506 SEW-MS LOAN PAYABLE	94,444.44
2507 KEW-RBC LOAN PAYABLE	236,111.12
Total for 2500 Other Long Term Liabilities	**$513,058.75**
2508 Loan - SBA Lendistry	290,964.26
Total for Long-term Liabilities	**$804,023.01**
Total for Liabilities	**$1,545,475.81**
Equity	
3050 Retained Earnings	-725,304.39
Net Income	443,040.44
3000 Opening Balance Equity	2,783.46
3001 Owner's Investment	-16,959.39
3100 Common Stock	250,000.00
Total for Equity	**-$46,439.88**
Total for Liabilities and Equity	**$1,499,035.93**